

February 26, 2015

Matthew Killeen
Chief Executive Officer
Kore Resources Inc.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

Re: **Kore Resources, Inc.**
Amendment No. 4 to Form 8-K
Filed February 13, 2015
File No. 000-54977

Dear Mr. Killeen:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We have been unable to access your website at the URL www.weedweb.com. With a view to revised clarifying disclosure in your filing, please advise us of the status of the website.

Description of Business, page 4

Competitive Strengths, page 5

2. We note your response to comment 2 in our letter dated January 28, 2015 and your revised disclosure on page 5. However, it is unclear why you did not provide additional clarification of (1) your milestones going beyond three months and (2) your short- and long-term liquidity needs in quantitative and qualitative terms and taking into account the overall plan of operations. In this regard, please revise statements that you "expect

raising $2,000,000" to clarify that that is the amount you need to raise to meet your liquidity needs. Currently the statement suggests that you believe you will raise that amount, and it is unclear on what basis you would make that statement.

Directors and Executive Officers, Promoters and Control Persons, page 19

Directors and Executive Officers, page 19

3. We note your response to comment 19 in our letter dated October 7, 2014. As previously requested, please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

4. Please revise to disclose the June 30, 2014 share exchange transaction here or tell us why you do not believe it is required. See Item 404 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 25

5. Please disclose the natural persons who have ultimate voting or investment control over the shares held by Craigstone Ltd and Level Up Investments, LLC. See Instruction 2 to Item 403 of Regulation S-K.

You may contact Julie Marlowe, at (202) 551-5395, or Steve Lo, at (202) 551-3394, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or James Lopez, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Frederick C. Bauman, Esq.
    Bauman & Associates Law Firm